Exhibit 99.1

Second Quarter 2007 Report to Shareholders

BMO Financial Group Reports Second Quarter Net Income of $671 million, up 3.1% ($20 million) from a year ago. Results include $90 million in After-Tax Losses Related to Commodities Trading
P&C Canada Reports Strong Quarterly Net Income Growth of 24% from a year ago
After a Restatement of the First Quarter’s Results, BMO’s Year-to-Date Net Income was $1,019 million, Down 19% ($238 million) from a year ago. Year-to-Date Results include $327 million in After-Tax Losses Related to Commodities Trading and an $88 million After-Tax Restructuring Charge

Performance Highlights:
Second Quarter 2007 Compared with Second Quarter 2006:
•	Net income of $671 million, up $20 million or 3.1%

•	EPS[1] of $1.29 and cash EPS[2] of $1.31, both up $0.04 or 3.2%

•	ROE of 18.3%, compared with 19.3% last year

•	Results in the second quarter were affected by previously-announced commodities trading losses of $171 million, which, net of reduced performance-based compensation and income taxes, lowered net income by $90 million ($0.18 per common share3)

•	Excluding the above items, net income was $761 million, up $110 million or 17%, and EPS was $1.47, up $0.22 or 18%, with revenue growth of 9.6% and expense growth of 5.6%
Operating Group Net Income:
•	P&C Canada up $63 million or 24% to $324 million, due to strong performance in core businesses, a $26 million ($23MM after-tax) insurance gain and an investment security gain

•	P&C U.S. down $1 million or 4% to $27 million in a difficult economic and competitive environment, benefiting from active cost management

•	Private Client Group up $4 million or 5% to $101 million, the second-highest quarterly earnings ever

•	BMO Capital Markets down $48 million or 19% to $199 million. Excluding the net impact of commodities losses, net income rose $42 million or 17% to $289 million, with broad-based growth across other businesses
Year-to-Date 2007 Compared with a Year Ago:
•	Net income of $1,019 million, down $238 million or 19%

•	EPS of $1.96 and cash EPS of $1.99, down $0.46 or 19%, and $0.47 or 19% respectively

•	ROE of 13.7%, compared with 18.6% last year

•	Net income and EPS were reduced by the year-to-date net impact of $327 million ($0.64 per share) of commodities trading losses and a $135 million restructuring charge ($88 million after tax and $0.17 per share) recorded in the first quarter

•	Tier 1 Capital Ratio remains strong at 9.67%

1	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.

2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.

3	Results stated on a basis that excludes commodities trading losses and/or the first quarter restructuring charge are non-GAAP measures. Please see the non-GAAP Measures section.
Please note that all financial data for the first quarter of 2007 in this document has been restated to include the effects of commodities trading losses that relate to that quarter, unless otherwise noted.

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from	April 30,	April 30,	Change from
	2007	2007	2006	2006	2006	April 30, 2006	2007	2006	April 30, 2006

		Restated
Income Statement Highlights
Total revenue	$2,528	$2,066	$2,461	$2,570	$2,473	2.3%	$4,594	$4,954	(7.2)%
Total revenue (teb) (a)	2,571	2,105	2,494	2,603	2,503	2.8	4,676	5,015	(6.7)
Provision for credit losses	59	52	16	42	66	(10.6)	111	118	(5.9)
Non-interest expense	1,614	1,673	1,613	1,600	1,560	3.5	3,287	3,140	4.7
Net income	671	348	696	710	651	3.1	1,019	1,257	(18.9)

Common Share Data ($)
Diluted earnings per share	$1.29	$0.67	$1.35	$1.38	$1.25	$0.04	$1.96	$2.42	$(0.46)
Diluted cash earnings per share (a)	1.31	0.68	1.37	1.40	1.27	0.04	1.99	2.46	(0.47)
Dividends declared per share	0.68	0.65	0.62	0.62	0.53	0.15	1.33	1.02	0.31
Book value per share	28.95	28.90	28.89	28.21	27.47	1.48	28.95	27.47	1.48
Closing share price	69.46	70.01	69.45	63.95	64.67	4.79	69.46	64.67	4.79
Total market value of common shares ($ billions)	34.7	35.1	34.8	32.0	32.4	2.3	34.7	32.4	2.3

	As at
	April 30,	January 31,	October 31,	July 31,	April 30,	Change from
	2007	2007	2006	2006	2006	April 30, 2006

		Restated
Balance Sheet Highlights
Assets	$356,527	$355,491	$319,978	$311,609	$306,307	16.4%
Net loans and acceptances	203,210	205,472	190,994	189,893	187,561	8.3
Deposits	221,615	217,114	203,848	202,094	194,488	13.9
Common shareholders’ equity	14,475	14,472	14,465	14,107	13,779	5.1

	For the three months ended					For the six months ended
	April 30,	January 31,	October 31,	July 31,	April 30,		April 30,	April 30,
	2007	2007	2006	2006	2006		2007	2006

		Restated
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	16.6	17.8	19.1	12.8	16.4		16.6	16.4
Diluted earnings per share growth	3.2	(42.7)	5.5	29.0	6.8		(19.0)	6.1
Diluted cash earnings per share growth (a)	3.1	(42.9)	3.8	27.3	5.0		(19.1)	4.2
Return on equity	18.3	9.2	19.4	20.3	19.3		13.7	18.6
Cash return on equity (a)	18.5	9.5	19.6	20.6	19.6		14.0	18.8
Net economic profit (NEP) growth (a)	(4.2)	(+100)	(1.0)	59.3	0.0		(54.7)	(2.1)
Revenue growth	2.3	(16.7)	(6.1)	6.7	3.1		(7.2)	3.0
Revenue growth (teb) (a)	2.8	(16.2)	(5.9)	6.7	3.0		(6.7)	3.0
Non-interest expense-to-revenue ratio	63.8	81.0	65.5	62.3	63.1		71.5	63.4
Non-interest expense-to-revenue ratio (teb) (a)	62.8	79.5	64.6	61.5	62.3		70.3	62.6
Cash non-interest expense-to-revenue ratio (teb) (a)	62.3	78.9	64.2	61.1	61.9		69.8	62.2
Provision for credit losses-to-average loans and acceptances (annualized)	0.12	0.10	0.03	0.09	0.14		0.11	0.13
Gross impaired loans and acceptances-to-equity and allowance for credit losses	3.86	4.19	3.81	3.86	4.58		3.86	4.58
Cash and securities-to-total assets ratio	28.6	28.4	27.2	25.2	25.0		28.6	25.0
Tier 1 capital ratio	9.67	9.76	10.22	10.07	10.20		9.67	10.20
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa1	Aa3	Aa3	Aa3	Aa3		Aa1	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	11.3	6.0	24.1	8.0	17.7		11.3	17.7
Dividend yield	3.92	3.71	3.57	3.88	3.28		3.83	3.15
Price-to-earnings ratio (times)	14.8	15.1	13.5	12.6	13.6		14.8	13.6
Market-to-book value (times)	2.40	2.42	2.40	2.27	2.35		2.40	2.35
Net economic profit ($ millions) (a)	289	(37)	325	349	302		252	556
Return on average assets	0.77	0.40	0.86	0.90	0.88		0.59	0.84
Net interest margin on average earning assets	1.65	1.64	1.78	1.84	1.78		1.65	1.82
Net interest margin on average earning assets (teb) (a)	1.71	1.70	1.83	1.89	1.82		1.70	1.87
Non-interest revenue-to-total revenue	52.4	42.1	50.6	52.0	55.0		47.8	53.7
Non-interest revenue-to-total revenue (teb) (a)	51.5	41.3	49.9	51.3	54.3		46.9	53.0
Non-interest expense growth	3.5	5.9	(0.9)	2.0	(0.6)		4.7	0.1
Total capital ratio	11.03	11.20	11.76	11.59	11.76		11.03	11.76
Equity-to-assets ratio	4.3	4.3	4.7	4.7	4.7		4.3	4.7

All ratios in this report are based on unrounded numbers.

(a)	Refer to the “GAAP and Related Non-GAAP Measures used in the MD&A” section for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(b)	For the period ended, or as at, as appropriate.

Good Underlying Performance in the Second Quarter

Toronto, May 23, 2007 – BMO Financial Group reported net income of $671 million for the second quarter ended April 30, 2007, or $1.29 per share. Results include an after-tax charge of $90 million, or $0.18 a share, for previously-announced commodities trading losses.
     Excluding the net impact of the commodities trading losses, net income was $761 million or $1.47 per share. On this basis, revenue grew 9.6% from a year ago, net income improved by $110 million, or 17%, and operating leverage improved 400 basis points.
     Earnings increased 24% in P&C Canada as strong revenue growth significantly outpaced expense growth. Broad-based revenue growth in BMO Capital Markets also outpaced expense growth by a wide margin as earnings grew 17% excluding the impact of the commodities losses. Net income increased 5.2% in Private Client Group as it earned its second-highest earnings ever. P&C U.S. earnings were relatively stable in a challenging economic and competitive environment.
     “The commodities trading losses lowered what would otherwise have been good second quarter results for BMO, as P&C Canada delivered strong performance,” said Bill Downe, President and Chief Executive Officer of BMO Financial Group.
     On May 17, 2007, we announced that BMO would be recording $680 million of commodities trading losses which, net of a $120 million reduction in performance-based compensation and reduced income taxes, lowered net income by $327 million ($0.64 per share). The loss relates to the use of a more appropriate market-based methodology in the valuation of the commodities portfolio and, for our positions, the market becoming increasingly illiquid with volatility dropping to historically low levels. Previously, the portfolio had been marked to market each day by traders and the valuations confirmed independently, primarily by our principal external broker on a monthly basis. As our natural gas portfolio grew in the first few months of fiscal 2007, we sought additional verification of the valuations from other independent sources. Management subsequently initiated an external investigation of the trading activity which resulted in concerns with the reliability of quotes received from the principal external broker. At that time, we suspended our business relationship with the broker, pending the results of the external review.
     The investigation determined that the losses relate to both the first and second quarters of 2007. As a consequence, for the first quarter of 2007, we have restated our results to record commodities trading losses of $509 million which, net of an $87 million reduction in performance-based compensation and reduced income taxes, lowered net income in the first quarter by $237 million ($0.46 per share). In the second quarter, we have recorded commodities trading losses of $171 million which, net of a $33 million reduction in performance-based compensation and reduced income taxes, lowered net income in the current quarter by $90 million ($0.18 per share). Please refer to Note 2 to the attached unaudited consolidated financial statements.
     BMO’s commodities portfolio is now more appropriately marked-to-market as of April 30, 2007, based on a completed valuation review. We are continuing our investigation of the facts and circumstances surrounding these mark-to-market commodities
Net Income Summary

(Canadian $ in millions)	Q1-2007	Q2-2007	YTD-2007

Net income as reported	348	671	1,019
Commodities trading losses (after tax)	237	90	327
Restructuring charge (after tax)	88	—	88

Net income excluding commodities trading losses and restructuring charge	673	761	1,434

trading losses including a review to determine whether any potential irregularities in trading and valuation took place. Given the size and complexity of the portfolio, it could experience subsequent significant mark-to-market gains and losses due to repositioning of the portfolio and market volatility. However, the ultimate orderly realization over time is not expected to generate any further large economic gain or loss on the portfolio. Please see the Caution Regarding Forward-Looking Statements.
     “We have reduced the risk in this portfolio by approximately a third from its peak,” added Mr. Downe. “We have a new management team in place and risk limits have been reduced. Our capital remains very strong, with a Tier 1 Capital Ratio of 9.67%, the impact of the trading losses having lowered the ratio by 19 basis points.”
     The foregoing adjustments were recorded in BMO Capital Markets (formerly referred to as Investment Banking Group), primarily in its U.S. operations. As a result, BMO Capital Markets net income for the second quarter was $199 million compared with $247 million a year ago and a net loss of $18 million on a restated basis in the first quarter. Its net income for the year to date was $181 million, compared with $469 million a year ago.
     We recorded a restructuring charge of $135 million in the first quarter and are proceeding with implementing the associated changes. We have approximately 50 initiatives targeted at improving the efficiency and effectiveness of the organization. When fully implemented, we anticipate approximately 1,000 fewer full-time positions, primarily in non-customer-facing areas. The initiatives are targeted to reduce our run-rate expense by $300 million, half of which is expected to be achieved by the end of fiscal 2007.
     “While the commodities losses were a major disappointment, we saw increasing operating momentum across most of our businesses and we’re making good progress on our priorities,” concluded Downe. “We remain focused on our strategies, including our goal of Harris becoming the leading personal and commercial bank in the U.S. Midwest.”
Operating Segment Overview
P&C Canada
Net income increased $63 million or 24% from a year ago to $324 million. There was solid top-line growth in each of the personal, commercial and cards businesses, while expenses reflected the addition of front-line sales and service staff in the latter half of 2006 and higher depreciation associated with last year’s initiatives. Results included an insurance gain and an investment security gain.
     Relative to the first quarter, net income increased $32 million or 11%. There was good revenue growth, particularly in the personal business, despite having three fewer days in the current quarter and a modest decline in net interest margin, while expenses were slightly higher. The insurance and investment security gain contributed to improved revenues.
     In personal banking, there was growth in most products, particularly higher-spread loans and cards as we continue to focus on improving the customer experience and strengthening relationships. Personal loans grew a strong 9.5% from a year ago and market share improved year-over-year and relative to the first quarter. Mortgage growth slowed with third party mortgages and broker balances declining from the first quarter as anticipated, as we re-focus our efforts on proprietary channels and building relationships with customers. We are aggressively targeting growth in personal deposits through simplified products, streamlined account opening and an improved customer experience.
     In commercial banking, there was continued good growth in loans and deposits. Loans grew 6.7% from a year ago with growth in all divisions. We continue to view this as an area of strength as we rank second in Canadian business banking market share and, with our integrated approach to client service and broad spectrum of products, we are building on our competitive strength to be a market leader in commercial lending.
P&C U.S.
Net income decreased $1 million from a year ago to $27 million, while absorbing $5 million of First National Bank & Trust (FNBT) integration costs. Revenue and expense growth were attributable to the acquisition.
     Relative to the first quarter, net income fell by $2 million or 3.9%. Revenue increased due to the acquisition of FNBT. Excluding the impact of FNBT, non-interest expenses were down slightly. Net interest margin was slightly lower but appears to be stabilizing.
     We continue to operate under somewhat difficult economic and market conditions. In this environment, we have chosen to manage costs by actions such as reducing personnel costs and slowing down new branch openings.
     There have been significant ongoing developments surrounding a potential change in the ownership of one of our major competitors in the Chicago area. Different ownership may present challenges, but may also present opportunities. We are monitoring developments closely.
Private Client Group
Net income increased $4 million or 5.2% from a year ago to $101 million. Revenue increased $31 million or 6.5% on broad-based growth. Expenses increased, primarily due to higher revenue-based costs and continued investment in our sales force, new products, technology and infrastructure to deepen client relationships and drive future revenue growth.
     Relative to the first quarter, net income increased $6 million or 7.9%. There was moderate revenue growth and expenses were relatively unchanged. Expenses in the first quarter were elevated by stock-based compensation costs for employees eligible to retire.
     During the 2007 RSP Season, BMO Mutual Funds generated record net sales, up 22% over the prior year.
     We introduced enCircle® EXEC, an all-in-one service to manage the financial affairs of busy professionals by providing access to professional assistance through concierge and lifestyle services.
     The group continues to be recognized for its products and services. The Guardian Group of Funds Asian Growth and Income Fund earned a Lipper Award for excellence in delivering consistently strong risk-adjusted performance relative to its peers.
BMO Capital Markets
As explained, results were affected by commodities trading losses. Excluding the impact of those losses, net income increased $42 million or 17% from a year ago. On a similarly-adjusted basis, revenue increased $94 million or 13%. There was favourable performance in many product areas. There were strong increases in equity underwriting activity and merger and acquisition fees. There were higher revenues from increased corporate banking assets, consistent with the group’s strategy, as well as increases in commissions, loan fees, securities gains and collections on previously-impaired loans. Equity trading revenues also increased.
     Excluding the impact of the commodities trading losses in both periods, net income rose $70 million or 32% from the first quarter on good revenue growth in other product areas, including equity underwriting, mergers and acquisitions and securities commissions.
     During the quarter, BMO Capital Markets continued to demonstrate its Canadian leadership in high-return fee businesses. Although volumes were down slightly from comparative quarters, our investment banking revenues were much stronger. We participated in 120 new issues including 31 corporate debt deals, 7 issues of preferred shares, 66 common equity transactions and 16 government debt issues, raising a total of $35.4 billion. We also acted as financial advisor on several significant M&A transactions.
Performance Targets
Given the significance of the commodities trading losses incurred this year, it will be extremely challenging to achieve most of our annual financial targets. We will continue to monitor our performance relative to our annual targets, but will also monitor performance on a basis that excludes the impact of the announced commodities trading losses, to provide a checkpoint on the success of growing our businesses and meeting our strategic objectives.

Annual Targets for 2007*	Performance to April 30, 2007*
• 5% to 10% EPS growth from a base of $5.11 (excluding changes in the general allowance)	• EPS of $2.13, down 12% from $2.42 a year ago
• ROE of 18% to 20%	• ROE of 14.9% annualized
• Specific provision for credit losses of $400 million or less	• Specific provision for credit losses of $111 million
We now anticipate specific provisions of $300 million or less in fiscal 2007, down from our $325 million estimate at the end of the first quarter.
• Improve our cash productivity ratio by 100 to 150 basis points	• Cash productivity ratio deteriorated 473 basis points year-over-year

* Excluding restructuring charge	* Excluding a restructuring charge of $135 million ($88 million after tax and $0.17 per share)
Excluding the impact of commodities trading losses, all financial targets would be on track. EPS growth would be 14.5%, ROE would be 19.4% and the cash productivity ratio would have improved by 152 bps.
The above table contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Management’s Discussion and Analysis

MD&A commentary is as of May 23, 2007. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended April 30, 2007, included in this document, and the annual MD&A for the year ended October 31, 2006, included in BMO’s 2006 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q2-2007		vs. Q2-2006		vs Q1-2007	YTD-2007		vs. YTD-2006

Revenue per financial statements	2,528	55	2%	462	22%	4,594	(360)	(7%)
Taxable equivalent basis (teb) adjustment	43	13	43%	4	10%	82	21	35%

Revenue (teb) (1)	2,571	68	3%	466	22%	4,676	(339)	(7%)
Specific provision for credit losses	59	(7)	(11%)	7	13%	111	(7)	(6%)
Reduction of the general allowance	—	—	—	—	—	—	—	—

Total provision for credit losses	59	(7)	(11%)	7	13%	111	(7)	(6%)
Non-interest expense	1,614	54	3%	76	4%	3,152	12	—
Restructuring charge	—	—	—	(135)	(100%)	135	135	100%

Total non-interest expense	1,614	54	3%	(59)	(4%)	3,287	147	5%
Income taxes per financial statements	165	(12)	(6%)	191	+100%	139	(262)	(65%)
Taxable equivalent basis adjustment	43	13	43%	4	10%	82	21	35%

Income taxes (teb) (1)	208	1	1%	195	+100%	221	(241)	(52%)
Non-controlling interest in subsidiaries	19	—	—	—	—	38	—	—
Net income	671	20	3%	323	93%	1,019	(238)	(19%)

Amortization of intangible assets (after tax)	10	1	9%	1	11%	19	1	3%
Cash net income (1)	681	21	3%	324	90%	1,038	(237)	(19%)
Earnings per share – basic ($)	1.31	0.03	2%	0.63	93%	1.99	(0.48)	(19%)
Earnings per share – diluted ($)	1.29	0.04	3%	0.62	93%	1.96	(0.46)	(19%)
Cash earnings per share – diluted ($) (1)	1.31	0.04	3%	0.63	93%	1.99	(0.47)	(19%)
Return on equity (ROE)	18.3%		(1.0%)		9.1%	13.7%		(4.9%)
Cash ROE (1)	18.5%		(1.1%)		9.0%	14.0%		(4.8%)
Productivity ratio	63.8%		0.7%		(17.2%)	71.5%		8.1%
Productivity (teb) ratio (1)	62.8%		0.5%		(16.7%)	70.3%		7.7%
Cash productivity (teb) ratio (1)	62.3%		0.4%		(16.6%)	69.8%		7.6%
Net interest margin on earning assets	1.65%		(0.13%)		0.01%	1.65%		(0.17%)
Net interest margin on earning assets (teb) (1)	1.71%		(0.11%)		0.01%	1.70%		(0.17%)
Effective tax rate	19.4%		(1.5%)		27.2%	11.6%		(12.0%)
Effective tax rate (teb) (1)	23.2%		(0.4%)		19.9%	17.3%		(9.0%)

Net income:
Personal and Commercial Banking	351	62	22%	30	10%	672	88	15%
P&C Canada	324	63	24%	32	11%	616	93	18%
P&C U.S.	27	(1)	4%	(2)	(4%)	56	(5)	(7%)
Private Client Group	101	4	5%	6	8%	196	8	5%
BMO Capital Markets	199	(48)	(19%)	217	+100%	181	(288)	(62%)
Corporate Services, including Technology and Operations (T&O)	20	2	1%	70	+100%	(30)	(46)	(+100%)

BMO Financial Group	671	20	3%	323	93%	1,019	(238)	(19%)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating
Highlights and the Non-GAAP Measures section that follows, which outline the use of non-GAAP measures in this document.

BMO Financial Group Second Quarter Report 2007 • 3

Management’s Responsibility for Financial Information
BMO’s CEO and CFAO have certified the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended April 30, 2007. They have also certified that they are responsible for the design of disclosure controls and procedures and internal control over financial reporting.
     BMO’s internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of BMO; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In connection with BMO Financial Group’s review of its mark-to-market commodities trading losses in its natural gas portfolio, BMO has determined that i) a more appropriate market-based methodology should be used for valuing the natural gas portfolio and ii) the independent price verification processes performed by BMO failed to identify price discrepancies. These factors, together with increased concerns with the reliability of quotes from BMO’s principal broker used in the first quarter valuation resulted in the restatement of BMO’s previously reported financial statements for the quarter ended January 31, 2007, which is described in note 2 in the unaudited interim consolidated financial statements for the quarter ended April 30, 2007.
      In light of the foregoing, BMO has taken the following remedial actions:
•	placed two of our commodities trading professionals on leave and such individuals are no longer employed by BMO;

•	changed reporting lines within BMO Capital Markets for the commodities business;

•	suspended its business relationship with the principal broker used in the first quarter valuation;

•	changed our independent price verification process to incorporate a more appropriate market-based valuation methodology for determining on-going mark-to-market valuation of the commodities portfolio; and

•	increased management oversight and reduced risk limits.
      Except for the above remedial actions, there were no changes in our internal control over financial reporting during the quarter ended April 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
     A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2006 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
      By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
      The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
      We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
      Assumptions about the performance of the Canadian and U.S. economies in 2007 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives and in determining our financial targets, including provisions for credit losses. Key assumptions included that the Canadian and U.S. economies would expand at a moderate pace in 2007 and that inflation would remain low. We also assumed that interest rates in 2007 would remain little changed in Canada but decline in the United States and that the Canadian dollar would hold onto its value relative to the U.S. dollar. The Canadian dollar has strengthened relative to the U.S. dollar, particularly late in the second quarter, but we continue to believe that our other assumptions remain valid. We have continued to rely upon those assumptions and the views outlined in the following Economic Outlook in considering our ability to achieve our 2007 targets. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.
      Assumptions about the performance of the natural gas and crude oil commodities markets and how that will affect the performance of our commodities business were material factors we considered when establishing our estimates of the future performance of the commodities trading portfolio set out in this document. Key assumptions included that commodities prices and implied volatility would be stable and our positions would continue to be managed with a view to lowering the size and risk level of the portfolio.
4 • BMO Financial Group Second Quarter Report 2007

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
Economic Outlook
We continue to anticipate that the Canadian economy will grow at a moderate pace in 2007. While low interest rates and strong commodities prices should continue to support domestic demand, the strong Canadian dollar and sluggish U.S. economy will likely continue to weigh on exports. Housing market activity is expected to remain elevated in response to low mortgage rates. Continued increases in home prices in Western Canada, however, are expected to reduce affordability and dampen sales, tempering growth in residential mortgages. Growth in consumer spending and personal credit should be supported by recent strong gains in employment and low unemployment. Business investment is expected to remain robust in response to strong commodities prices and the need to expand productive capacity, which should support business loan growth. Canadian interest rates are likely to remain stable in 2007.
     Alberta led the nation’s economic expansion for the third straight year in 2006, growing twice as fast as the national average and nearly four times faster than Ontario. The western provinces should continue to lead the nation’s performance in 2007 in response to high resource prices and the development of the oil sands. Conversely, the economies of central and eastern Canada will likely continue to underperform as renewed strength in the Canadian dollar will restrain manufacturing activity. The Canadian dollar has soared 6% against the U.S. dollar in the past three months, and we expect it to remain strong in the year ahead amid high commodities prices.
     The U.S. economy is still projected to grow modestly in 2007. The correction in housing is lasting longer than we anticipated, with home prices now falling moderately. This will continue to weigh on demand for residential mortgages. Consumer spending remains healthy because of sustained employment growth, though it is at risk of weakening if home prices continue to fall or gasoline prices continue to climb. Business investment has slowed as firms remain cautious about the outlook for the economy. However, an expected easing in Federal Reserve policy in the fall should support growth in business investment and loans later this year. The Midwest economy is anticipated to strengthen modestly as manufacturers benefit from a weak U.S. dollar and strong global demand. This Economic Outlook section contains forward-looking statements. Please see the foregoing Caution Regarding Forward-Looking Statements.
Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The following table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
     Management discloses amounts on a basis that adjusts for the impact of significant losses on commodities trading and related performance-based compensation in the first and second quarters of 2007, as well as a restructuring charge recorded in the first quarter. The restructuring charge related to severance costs for the planned elimination of approximately 1,000 primarily non-customer-facing positions and other non-employee-related costs. Amounts and measures stated on a basis that excludes the foregoing items are considered useful as they would be expected to be more reflective of ongoing operating results.
     Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third- party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
     BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
     BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its BMO Capital Markets operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. We provide supplemental information that reflects the inclusion of this U.S.-based mid-market business in P&C U.S. on a pro-forma basis.
     Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

BMO Financial Group Second Quarter Report 2007 • 5

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q2-2007	Q1-2007	Q2-2006	YTD-2007	YTD-2006

Net interest income per financial statements (a)	1,204	1,196	1,113	2,400	2,295
Non-interest revenue	1,324	870	1,360	2,194	2,659

Revenue per financial statements (b)	2,528	2,066	2,473	4,594	4,954
Taxable equivalent basis (teb) adjustment (c)	43	39	30	82	61

Net interest income (teb)(a+c)(d)(1)	1,247	1,235	1,143	2,482	2,356
Non-interest revenue	1,324	870	1,360	2,194	2,659

Revenue (teb)(e)(1)	2,571	2,105	2,503	4,676	5,015

Provision for income taxes per financial statements (f)	165	(26)	177	139	401
Taxable equivalent basis adjustment	43	39	30	82	61

Provision for income taxes (teb)(g)(1)	208	13	207	221	462

Non-interest expense (h)	1,614	1,538	1,560	3,152	3,140
Restructuring charge (i)	—	135	—	135	—

Total non-interest expense (j)	1,614	1,673	1,560	3,287	3,140
Amortization of intangible assets	(13)	(11)	(12)	(24)	(23)

Cash-based expense (k)(1)	1,601	1662	1,548	3,263	3,117

Net income (l)	671	348	651	1,019	1,257
Amortization of intangible assets, net of income taxes	10	9	9	19	18

Cash net income (m)(1)	681	357	660	1,038	1,275
Preferred share dividends	(13)	(9)	(8)	(22)	(16)
Charge for capital (1)	(379)	(385)	(350)	(764)	(703)

Net economic profit (1)	289	(37)	302	252	556

Productivity ratio (%)((j/b) x 100)	63.8	81.0	63.1	71.5	63.4
Productivity (teb) ratio (1)(%)((j/e) x 100)	62.8	79.5	62.3	70.3	62.6
Cash productivity (teb) ratio (1)(%)((k/e) x 100)	62.3	78.9	61.9	69.8	62.2
Net interest margin annualized (%)((a/average earning assets) x 100)	1.65	1.64	1.78	1.65	1.82
Net interest margin (teb) annualized (1)(%)((d/average earning assets) x 100)	1.71	1.70	1.82	1.70	1.87
EPS (uses net income) ($)	1.29	0.67	1.25	1.96	2.42
Cash EPS (1) (uses cash net income) ($)	1.31	0.68	1.27	1.99	2.46
Effective tax rate (%)(f/income before income taxes)	19.4	(7.8)	20.9	11.6	23.7
Effective tax rate (teb) (%)(1) (g/income before income taxes)	23.2	3.30	23.6	17.3	26.3

Restructuring charge (i)	—	135	—	135	—
Income taxes thereon	—	47	—	47	—

Net impact of restructuring (n)	—	88	—	88	—

Commodities trading losses (o)	171	509	—	680	—
Performance – based compensation (p)	(33)	(87)	—	(120)	—
Related income taxes	48	185	—	233	—

Net impact of commodities trading losses (q) (1)	90	237	—	327	—

Net impact of commodities losses, restructuring charge and income taxes (n+q) (1)	90	325	—	415	—

Measures on a basis that excludes the impact of commodities trading losses and restructuring charge (1)

Cash-based expense (k-i-p)	1,634	1,614	1,548	3,248	3,117
Net income (l+n+q)	761	673	651	1,434	1,257
Cash net income (m+n+q)	771	682	660	1,453	1,275
Productivity ratio (teb) (%) ((j-i-p)/(e+o)) x 100	60.1	62.1	62.3	61.1	62.6
Cash productivity ratio (teb) (%) ((k-i-p)/(e+o)) x 100	59.6	61.7	61.9	60.6	62.2
EPS (uses net income excluding net impact of commodities losses, restructuring charge and income taxes)	1.47	1.30	1.25	2.77	2.42
Cash EPS (uses cash net income excluding commodities losses, restructuring charge and income taxes)	1.49	1.31	1.27	2.80	2.46
ROE (%) (uses net income excluding commodities losses, restructuring charge and income taxes)	20.7	18.0	19.3	19.4	18.6

(1)	These are non-GAAP amounts or non-GAAP measures.
6 • BMO Financial Group Second Quarter Report 2007

Foreign Exchange
The Canadian dollar strengthened by almost 6% from the end of the first quarter, increasing to a rate of $1.11 per U.S. dollar at the end of April. However, there was little change in the average exchange rate for the quarter and for the year to date. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter; hedging transactions are not, however, designed to offset the impact of year-over-year fluctuations in exchange rates.
      The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q2-2007		YTD
(Canadian $ in millions, except as noted)	vs. Q2-2006	vs Q1-2007	vs Q2-2006

Canadian/U.S. dollar exchange rate (average)
Current period	1.1444	1.1444	1.1532
Prior period	1.1413	1.1617	1.1489
Increased (decreased) revenue	1	(7)	2
Decreased (increased) expense	(1)	6	(3)
Increased provision for credit losses	—	—	—
Decreased income taxes	—	2	—

Increased (decreased) net income before hedging gains	—	1	(1)
Hedging gains	7	7	—
Income taxes thereon	(2)	(2)	—

Increased (decreased) net income	5	6	(1)

Other Value Measures
Net economic profit (NEP) was $289 million (see the Non-GAAP Measures section), compared with $302 million in the second quarter of 2006 and negative $37 million in the first quarter of 2007. The reduction was attributable to lower net income, largely due to the commodities trading losses. Year to date, NEP was $252 million, down from $556 million in the first six months of 2006. The reduction was largely due to reduced net income associated with the trading losses and the restructuring charge, as well as a higher charge for our increased capital.
      The total shareholder return (TSR) on an investment in BMO common shares was 0.1% in the second quarter and 11.3% for the twelve months ended April 30, 2007. BMO’s average annual TSR for the five-year period ended April 30, 2007 was 16.6%, the fourth best of the banks and above the comparable S&P/TSX Composite average annual total return of 14.1%.
Net Income
      Reported net income increased $20 million from a year ago to $671 million. Excluding the $90 million net impact of the commodities trading losses, net income increased $110 million or 17%. P&C Canada increased $63 million on solid top-line revenue growth. P&C U.S. net income was relatively unchanged amid difficult economic and market conditions. Private Client Group net income increased $4 million. Broad-based revenue growth was partially offset by higher revenue-based costs and costs of investing to drive future revenue growth. BMO Capital Markets net income fell by $48 million, but increased $42 million excluding the commodities trading losses. There was strong revenue growth in a number of product areas.
      Reported net income increased $323 million or 93% from the first quarter. The commodities trading losses that have now been recorded in restated net income for the first quarter of 2007 includes $203 million ($94 million after tax) of commodities losses that relates to periods prior to fiscal 2007. Periods prior to fiscal 2007 were not restated as the amounts were not considered material. Please refer to Note 2 to the unaudited consolidated financial statements.
      Excluding the net impact of the commodities losses recorded in the first and second quarters of 2007 and the restructuring charge recorded in the first quarter, net income rose $88 million or 13% from the first quarter. Results in the current quarter benefited from a $26 million ($23 million after tax) insurance gain, while results in the first quarter were lowered by the $42 million ($27 million after tax) impact of recording stock-based compensation for employees eligible to retire. The second quarter has three fewer calendar days than the first quarter, which lowers revenue, expense and net income growth.
      Excluding the impact of the commodities losses and the restructuring charge, net income was up solidly in each of the operating groups with particularly strong performance in BMO Capital Markets on improved results in a number of its businesses. P&C Canada net income was higher due to revenue growth in each of the personal, commercial and cards businesses, partially offset by the impact of three fewer calendar days in the second quarter and slightly lower net interest margin. The group’s current quarter results also benefited from the insurance gain and an investment security gain. P&C U.S. results were down slightly because of the impact of fewer calendar days in the second quarter.
      Year to date, net income totalled $1,019 million, compared with $1,257 million in the comparable period in 2006. Excluding the net impact of the $327 million of commodities trading losses and the $88 million after-tax restructuring charge in the current year to date, net income rose $177 million or 14%. On this basis, BMO Capital Markets net income was up on improved performance in a number of product areas, despite particularly favourable trading revenues a year ago. There was broad-based volume growth in P&C Canada and Private Client Group.
      The net income from U.S.-based businesses totalled US$9 million in the second quarter of 2007, compared with net income of US$105 million a year ago and a net loss of US$152 million in the first quarter. Year to date, the net loss from U.S.-based businesses totalled US$143 million, compared with net income of US$217 million and 20% of BMO’s income for the comparable period in 2006. The decline from a year ago was due to commodities trading losses in the current quarter. Current year results were affected by the trading losses, the impact of which was recorded primarily in our U.S.

BMO Financial Group Second Quarter Report 2007 • 7

businesses, as well as the portion of the restructuring charge recorded in our U.S. results in the first quarter. Excluding the commodities trading losses and restructuring charge, the net income from U.S.-based businesses was US$99 million in the current quarter compared with US$94 million in the first quarter and US$105 million a year ago. On this basis, net income from U.S. businesses was US$193 million for the year to date, compared with net income of US$217 million a year ago.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.
      Total revenue in the second quarter increased $68 million or 2.8% from a year ago. Results were affected by the $171 million of commodities trading losses in BMO Capital Markets. Excluding those losses, revenue increased $239 million or 9.6%. P&C Canada revenue increased due to higher revenues in each of the personal, commercial and cards businesses. The current quarter also benefited from the insurance gain and an investment security gain. Revenue was also higher in P&C U.S., driven by the acquisition of FNBT. Private Client Group also grew both net interest income and non-interest revenue. BMO Capital Markets had strong revenue growth, adjusted for the commodities trading losses, as both net interest income and non-interest revenue increased.
      Total revenue increased $466 million or 22% from the first quarter. As indicated previously, the commodities trading losses that have now been recorded as a reduction to revenues in the first quarter of 2007 includes $203 million of commodities losses that relate to periods prior to fiscal 2007. Periods prior to fiscal 2007 were not restated as the amounts were not considered material. Please refer to Note 2 to the unaudited consolidated financial statements.
Excluding commodities trading losses recorded in the first and second quarters of 2007, revenue increased $128 million or 4.9% from the first quarter. There are three fewer calendar days in the second quarter than in the first quarter, which lowers revenue growth. Revenue was higher in P&C U.S., driven by the acquisition of FNBT, higher in P&C Canada primarily due to the insurance gain and higher in Private Client Group due to increased trust and investment revenue in North American Private Banking and investment securities gains. BMO Capital Markets revenue fell sharply, but increased excluding the impact of the commodities trading losses. There was a strong increase in investment and corporate banking revenue. Total Corporate Services revenue was lower due to the favourable impact in the first quarter of mark-to-market gains on certain interest-rate hedging derivatives.
      Year to date, total revenue decreased $339 million or 6.7% from a year ago, but increased $341 million or 6.8% excluding the commodities trading losses. On this basis, revenue increased in P&C Canada, Private Client Group and BMO Capital Markets due to broad-based volume growth.

Net Interest Margin (teb) * (In basis points)	Q2-2007	Increase (Decrease) vs. Q2-2006	Increase (Decrease) vs. Q1-2007	YTD-2007	Increase (Decrease) vs. YTD-2006

P&C Canada	264	2	(3)	265	1
P&C U.S.	338	(37)	(2)	339	(34)

Personal and Commercial Client Group	277	(3)	(1)	278	(4)
Private Client Group	1,025	19	50	1,000	3
BMO Capital Markets	67	8	5	64	—
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm	nm	nm

BMO Financial Group	171	(11)	1	170	(17)

Total Canadian Retail**	303	6	1	303	4

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins.

**	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm	not meaningful
Net Interest Income
Net interest income increased $104 million or 9.1% from a year ago, driven by volume growth in the client operating groups. Average earning assets increased $42 billion or 16%, primarily due to increases in corporate banking and trading products assets in BMO Capital Markets as its average earning assets increased $36 billion. P&C Canada assets were higher due to loan growth and P&C U.S. assets were higher due to loan growth and acquisitions. There was strong net interest income growth in BMO Capital Markets and Private Client Group, with moderate growth in P&C Canada.
      Relative to the first quarter, net interest income increased $12 million or 0.9%, notwithstanding three fewer calendar days in the current quarter. Average earning assets increased $10 billion, again due primarily to an increase in trading products and corporate banking assets in BMO Capital Markets.
      Year to date, net interest income increased $126 million or 5.4% driven by volume growth, particularly the increase in corporate banking assets. Average earning assets increased $39 billion or 15%, again due primarily to asset growth in BMO Capital Markets.

8 • BMO Financial Group Second Quarter Report 2007

      BMO’s overall net interest margin on earning assets for the second quarter of 2007 was 1.71%, or 11 basis points lower than in the second quarter of the prior year. There were higher net interest margins in P&C Canada, Private Client Group and BMO Capital Markets. P&C U.S. net interest margin was lower, consistent with the trend of the first quarter. BMO’s overall margin decline was affected by significant asset growth in BMO Capital Markets corporate banking and trading products assets, which have lower net interest margins than personal and commercial banking assets. In P&C Canada, a focus on volume growth in products with higher margins and strong linkages to customer relationships has been balanced by the effects of competitive pressures. Net interest margin in P&C U.S. has been affected by customers’ preferences shifting from higher-spread to lower-spread loan and deposit products. The year-over-year change in net interest margin continues to be modestly affected by loan growth exceeding deposit growth.
      Relative to the first quarter, net interest margin increased one basis point. There were modest declines in P&C Canada and P&C U.S., with increases in Private Client Group and BMO Capital Markets. The increase in BMO Capital Markets’ net interest margin was in part due to higher cash collections on previously-impaired loans. Margins in our P&C businesses are expected to remain stable.
      Year to date, BMO’s overall net interest margin fell 17 basis points to 1.70%. The overall decline was affected by significant low-margin asset growth in BMO Capital Markets where average earning assets increased $34 billion or 28%, as net interest margin was stable in both P&C Canada and BMO Capital Markets.
Non-Interest Revenue
Non-interest revenue decreased $36 million from a year ago to $1,324 million, due to the $163 million non-interest revenue component of the commodities trading losses. Most other categories of revenues increased. In particular, there was a $79 million increase in securitization revenue and a $24 million reduction in card fee revenue. The decrease in card fee revenue was driven by a credit card loan securitization in the fourth quarter of 2006, resulting in card fee revenue being subsequently recognized as securitization revenue. There was also an $18 million increase in net investment securities gains as well as increases in equity underwriting fees, merger and acquisition revenue and lending fees.
      Relative to the first quarter, non-interest revenue increased $454 million, or by $108 million excluding the non-interest revenue component of the commodities trading losses in both periods. There were increases in securities commissions, equity underwriting and merger and acquisition fees.
      Year to date, non-interest revenue decreased $465 million or 18%, but increased $207 million or 7.8% excluding the non-interest revenue component of the commodities trading losses. There were significant increases in securitization revenue, lending fees and securities commissions as well as equity underwriting and merger and acquisition fees. Net investment securities gains were $44 million higher.
Non-Interest Expense
Non-interest expense increased $54 million or 3.5% from a year ago to $1,614 million. There were increased salaries costs, due in part to the addition of front-line sales and service staff in the latter half of 2006, and increases in computer and communications costs. Performance-based compensation declined slightly, due largely to a $33 million reduction related to the commodities trading losses. There were increased costs in P&C U.S. due to FNBT. Expenses were higher in Private Client Group, primarily due to higher revenue-based costs and continued investment in the sales force, new products, technology and infrastructure to drive future revenue growth. BMO Capital Markets costs declined as they included reduced performance-based costs.
      BMO’s productivity ratio was 62.8% in the quarter, compared with 62.3% a year ago and 79.5% in the first quarter. The cash productivity ratio was 62.3%, a deterioration of 40 basis points from a year ago, but improved close to 1,700 basis points from the first quarter because of the commodities trading losses and restructuring charge.
      Relative to the first quarter, non-interest expense decreased $59 million or 3.5%. Although there was a $35 million increase in performance-based costs in the second quarter, there was a $135 million restructuring charge in the first quarter. The first quarter also included $42 million of expense in respect of stock-based compensation for employees eligible to retire.
      Year to date, non-interest expense increased $147 million or 4.7%. The increase was attributable to the restructuring charge and increased salary costs in respect of added front-line sales and service staff in the latter half of 2006. There were increases in computer and communications costs and a $91 million decline in performance-based compensation.
      Excluding the commodities trading losses, associated performance-based compensation and the restructuring charge, the cash productivity ratio was 59.6% in the current quarter, compared with 61.7% in the first quarter and 61.9% a year ago. On a similarly-adjusted basis, the cash productivity ratio was 60.6% year to date and 62.2% in the comparable period of 2006.

BMO Financial Group Second Quarter Report 2007 • 9

Risk Management
The provision for credit losses was $59 million, down from $66 million a year ago but up from $52 million in the first quarter.
Specific provisions represented 12 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, generally consistent with a year ago and the first quarter, but well below the 23 basis point average of the past five fiscal years.
      New impaired loan formations totalled $131 million in the quarter, up $18 million from the first quarter, but down $42 million from a year ago. Formations are in line with expectations at this stage of the economic cycle. During the quarter, loan sales totalled $17 million with resulting reversals and recoveries of $5 million, compared with loan sales of $39 million in the prior year with related reversals and recoveries of $18 million. There were no sales of impaired loans in the first quarter of fiscal 2007.
      Gross impaired loans and acceptances were down from the first quarter, and remain at historically low levels. Factors contributing to the changes are outlined in the accompanying table.
      The total allowance for credit losses of $1,059 million at the end of the quarter was comprised of a specific allowance of $158 million and a general allowance of $901 million. There was no significant change in the specific allowance from the first quarter or a year ago. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and decreased $21 million from the end of the previous quarter due to the change in the Canadian/U.S. dollar exchange rate. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.
      BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 81.2% of the loan portfolio at the end of the quarter, down from 82.2% at the end of the first quarter and 85.1% a year ago. The declines were due to stronger growth in corporate loans. As last reported in fiscal 2005, approximately 90% of the consumer portfolio, including credit cards and residential mortgages, is comprised of secured loans. Excluding credit cards and residential mortgages, approximately 80% of the consumer loans are secured.
We expect the credit environment to remain relatively stable in the latter part of fiscal 2007, with potential for higher losses than in the first half as the industrials and manufacturing sectors remain weak. These sectors are most affected by high input costs, a strong Canadian dollar and the recent slowdown in the U.S. economy. Evidence of credit deterioration tends to lag a slowing in the economy. We therefore foresee a potential increase in new specific provisions in the latter part of fiscal 2007, while we expect lower reversals and recoveries compared to fiscal 2006 levels due to continuing low gross impaired loan balances.
      Based on favourable year-to-date results, we now anticipate specific provisions in fiscal 2007 to be $300 million or less, down from the fiscal 2007 target of $400 million or less established at the beginning of the year and the estimate of $325 million or less established after the first quarter.
      BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 69 to 72 of the 2006 Annual Report. Trading and Underwriting Market Value Exposure and Earnings Volatility have declined quarter-over-quarter. Risk levels for all major asset classes remain within their limits including, after reflecting the valuation adjustments, commodities. Market Risk continues to work with the business to reduce the size of the commodities trading portfolio. Positions have been reduced by approximately one-third from their peak levels. The new business management team continues to focus on further reducing both the size and risk of the commodities business. There have been no significant changes to levels of structural market risk and liquidity and funding risk over the quarter. There were no significant changes to market risk or liquidity and funding management practices during the quarter, except as they relate to our commodities business. In that business, we changed our independent price verification process to incorporate a more appropriate market-based valuation methodology for determining ongoing mark-to-market valuation of the commodities portfolio and reduced the risk limits for the portfolio. This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

10 • BMO Financial Group Second Quarter Report 2007

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q2-2007	Q1-2007	Q2-2006	YTD-2007	YTD-2006

New specific provisions	93	86	116	179	205
Reversals of previously established allowances	(13)	(12)	(15)	(25)	(32)
Recoveries of loans previously written-off	(21)	(22)	(35)	(43)	(55)

Specific provision for credit losses	59	52	66	111	118

Reduction of the general allowance	—	—	—	—	—

Provision for credit losses	59	52	66	111	118

Specific PCL as a % of average net loans and acceptances (annualized)	0.12%	0.10%	0.14%	0.11%	0.13%
PCL as a % of average net loans and acceptances (annualized)	0.12%	0.10%	0.14%	0.11%	0.13%

Changes in Gross Impaired Loans and Acceptances (GIL)
(Canadian $ in millions, except as noted)

GIL, Beginning of Period	748	666	745	666	804
Additions to impaired loans & acceptances	131	113	173	244	251
Reductions in impaired loans & acceptances (1)	(107)	43	(56)	(64)	(122)
Write-offs	(84)	(74)	(91)	(158)	(162)

GIL, End of Period	688	748	771	688	771

GIL as a % of gross loans & acceptances	0.34%	0.36%	0.41%	0.34%	0.41%
GIL as a % of equity and allowances for credit losses	3.86%	4.19%	4.58%	3.86%	4.58%

(1)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q2-07 $72MM; Q1-07 $68MM; and Q2-06 $72MM).
Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

(After-tax Canadian equivalent)	Market value exposure (MVE)			12-month earnings volatility

	Apr. 30 2007	Jan. 31 2007	Oct. 31 2006	Apr. 30 2007	Jan. 31 2007	Oct. 31 2006

Market value exposure (MVE)	(25.5)	(33.3)	(23.4)	(12.4)	(19.3)	(17.5)
Structural	(304.2)	(287.6)	(267.0)	(26.3)	(25.4)	(24.1)

BMO Financial Group	(329.7)	(320.9)	(290.4)	(38.7)	(44.7)	(41.6)

*	Measured at a 99% confidence interval. Losses are in brackets.
January 31, 2007 measures have not been recalculated for the first quarter restatement of trading losses.
Total Trading and Underwriting MVE Summary ($ millions)*

		For the quarter ended April 30, 2007			As at January 31, 2007	As at October 31, 2006
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodities Risk	(3.4)	(7.5)	(12.7)	(3.4)	(16.8)	(8.4)
Equity Risk	(9.5)	(10.6)	(17.6)	(7.0)	(8.6)	(9.8)
Foreign exchange Risk	(0.3)	(0.9)	(2.2)	(0.3)	(1.0)	(3.3)
Interest rate Risk (Mark-to-Market)	(7.2)	(8.0)	(14.3)	(5.1)	(7.6)	(7.1)
Correlation	8.0	8.9	12.0	4.3	11.1	10.4

Comprehensive Risk	(12.4)	(18.1)	(25.7)	(12.4)	(22.9)	(18.2)
Interest rate Risk (accrual)	(22.2)	(23.0)	(24.8)	(21.2)	(24.7)	(12.0)
Issuer Risk	(4.7)	(4.9)	(6.5)	(3.2)	(3.6)	(5.8)

Total MVE	(39.3)	(46.0)	(50.7)	(39.3)	(51.2)	(36.0)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
January 31, 2007 measures have not been recalculated for the first quarter restatement of trading losses.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

				Earnings sensitivity over the next 12
(After-tax Canadian equivalent)	Economic value sensitivity			months

	Apr. 30 2007	Jan. 31 2007	Oct. 31 2006	Apr. 30 2007	Jan. 31 2007	Oct. 31 2006

100 basis point increase	(286.5)	(268.3)	(237.4)	(16.3)	(5.2)	10.9
100 basis point decrease	226.0	208.0	181.6	8.1	0.6	(10.5)

200 basis point increase	(605.6)	(570.5)	(508.0)	(46.5)	(25.8)	12.1
200 basis point decrease	405.7	368.4	318.3	34.9	18.7	(4.1)

*	Losses are in brackets and benefits are presented as positive numbers
BMO Financial Group Second Quarter Report 2007 • 11

Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
      The provision for income taxes rose $1 million from the second quarter a year ago and $195 million from the first quarter, to $208 million. The effective tax rate for the quarter was 23.2%, compared with 23.6% in the second quarter a year ago and 3.3% in the first quarter. The effective rate for the year to date was 17.3%, compared with 26.3% a year ago. The trading losses in the second quarter were related to our U.S. business and, as such, are recoverable at a relatively higher tax rate. The higher level of trading losses in the first quarter significantly lowered the effective rate. Excluding the trading losses and the first quarter restructuring charge, the effective tax rate was 24.8% for the current quarter, 26.1% for the first quarter and 25.4% for the year to date. We continue to expect a sustainable tax rate of 25% to 28% in 2007. Our reported effective tax rate for the year will likely be lower than the sustainable rate largely because of the low rate in the first two quarters.
     BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S.
operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge of $207 million in shareholders’ equity for the quarter and an income tax charge of $43 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited consolidated financial statements for further details.

12 • BMO Financial Group Second Quarter Report 2007

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005	Q3-2005

Total revenue (teb)	2,571	2,105	2,494	2,603	2.503	2,512	2,650	2,441
Provision for credit losses – specific	59	52	51	42	66	52	57	73
Provision for credit losses – general	—	—	(35)	—	—	—	—	—
Non-interest expense	1,614	1,538	1,613	1,600	1,560	1,580	1,626	1,569
Restructuring charge	—	135	—	—	—	—	—	—

Total non-interest expense	1,614	1,673	1,613	1,600	1,560	1,580	1,626	1,569
Net income	671	348	696	710	651	606	664	547

Basic earnings per share ($)	1.31	0.68	1.37	1.41	1.28	1.19	1.31	1.08
Diluted earnings per share ($)	1.29	0.67	1.35	1.38	1.25	1.17	1.28	1.07
Net interest margin on earning assets (%)	1.71	1.70	1.83	1.89	1.82	1.91	1.95	1.96
Effective income tax rate (teb) (%)	23.23	3.30	17.43	24.07	23.62	28.99	29.75	29.61
Canadian/U.S. dollar exchange rate (average)	1.14	1.16	1.12	1.12	1.14	1.16	1.18	1.24

Net income:
P&C Canada	324	292	272	347	261	262	274	279
P&C U.S.	27	29	24	30	28	33	32	31

Personal and Commercial Banking	351	321	296	377	289	295	306	310
Private Client Group	101	95	84	83	97	91	106	61
BMO Capital Markets	199	(18)	188	203	247	222	226	185
Corporate Services, including T&O	20	(50)	128	47	18	(2)	26	(9)

BMO Financial Group	671	348	696	710	651	606	664	547

BMO’s quarterly earning trends were reviewed in detail on pages 75 and 76 of the 2006 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results. The above tables outline summary results for the third quarter of fiscal 2005 through the second quarter of fiscal 2007.
      Results in 2007 were significantly affected by commodities trading losses of $509 million ($237 million after tax and $0.46 per share) in the first quarter and $171 million ($90 million after tax and $0.18 per share) in the second quarter. Performance-based compensation was lowered in both periods. Results in the first quarter of 2007 included a $135 million ($88 million after tax and $0.17 per share) restructuring charge recorded in Corporate Services. In the current quarter, the Canadian dollar strengthened relative to the U.S. dollar, a continuation of the overall trend of the last three years, after having weakened in the first quarter. A strong U.S. dollar is favourable for the translated value of BMO’s results. BMO Capital Markets trading revenues were particularly high in the first and second quarters of 2006, in large part due to strong commodities trading revenues. P&C Canada and Private Client Group continued to benefit from volume growth in the quarter while P&C Canada’s net interest margin has held relatively firm in fiscal 2007. The decline in BMO’s net interest margin in the first quarter of 2007 was largely due to strong asset growth in BMO Capital Markets, which has lower net interest margin than other groups, and lower net interest income in Corporate Services. That quarter’s effective income tax rate was lowered by the impact of the commodities trading losses in the quarter, while the effective rate was unusually low in the fourth quarter of 2006.
Balance Sheet
Total assets of $356.5 billion increased $36.5 billion from October 31, 2006. The increase primarily reflects growth in securities ($15.2 billion), loans ($9.9 billion), acceptances ($2.3 billion) and derivative financial instruments ($8.3 billion).
      The $15.2 billion increase in securities was attributable to higher trading securities in BMO Capital Markets, consistent with its strategy to expand trading activities and improve revenues, and higher available-for-sale securities.
      The $9.9 billion increase in net loans included a $4.9 billion increase in business and government loans and a $1.4 billion increase in personal loans, reflecting normal business growth. Securities borrowed or purchased under resale agreements increased by $3.6 billion as a result of increased customer demand and higher trading activities.
      The $8.3 billion increase in derivative financial assets was primarily related to the growth in commodities contracts ($6.9 billion) and foreign exchange contracts ($1.6 billion). Liabilities and shareholders’ equity increased $36.5 billion from October 31, 2006. The increase primarily reflects growth in deposits ($17.8 billion), securities sold but not yet purchased ($9.3 billion), derivative financial liabilities ($8.7 billion) and acceptances ($2.3 billion). There were decreases in securities lent or sold under repurchase agreements ($0.9 billion) and a reduction in subordinated debt ($0.3 billion) due to the maturity of the 7.80% US$300 million note. The increase in derivative financial liabilities was primarily related to increases in commodities contracts ($6.5 billion), and foreign exchange based contracts ($1.7 billion), consistent with related asset growth. Deposits by banks, which account for 13% of total deposits, increased $1.6 billion and were used to fund securities growth. Deposits by businesses and governments, which account for 52% of total deposits, increased $13.7 billion and were used to fund growth in securities and loans. Deposits from individuals, which account for the remaining 35% of total deposits, increased $2.5 billion and were used to fund growth in loans. The increase in securities sold but not yet purchased was used in trading activities.

BMO Financial Group Second Quarter Report 2007 • 13

      Contractual obligations by year of maturity were outlined in Table 24 on page 89 of BMO’s 2006 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of business.
Capital Management
BMO’s Tier 1 Capital Ratio was 9.67%, down from 9.76% at the end the first quarter and 10.20% a year ago. The commodities trading losses reduced the ratio by a modest 19 basis points. The ratio remains strong and is well above our minimum target of 8.0%.
      BMO’s Total Capital Ratio was 11.03%, down from 11.20% at the end of the first quarter and 11.76% a year ago.
      The decreases in the Tier 1 and total capital ratios, quarter-over-quarter, were primarily attributable to growth in risk-weighted assets. This growth was primarily the result of increased loans in P&C Canada and BMO Capital Markets, partially offset by a decrease in market risk risk-weighted assets.
      On a year-over-year basis, the decreases in the Tier 1 and total capital ratios were primarily driven by an increase in risk-weighted assets, resulting from higher corporate loans and commitments. There were also increases in market risk risk-weighted assets in BMO Capital Markets and loan balances in P&C Canada, as well as a higher goodwill deduction as a result of the acquisition of First National Bank & Trust. These factors were partially offset by the $350 million preferred share issue in the first quarter and higher common shareholders equity.
      During the quarter, we repurchased 2,210,500 Bank of Montreal common shares under our common share repurchase program at an average cost of $70.75 per share, for a total cost of $156 million. There have been 3,871,200 common shares repurchased under the current normal-course issuer bid that expires on September 5, 2007 and pursuant to which BMO is permitted to repurchase for cancellation up to 15 million common shares, representing approximately 3% of BMO’s public float. Our share repurchase program is primarily used to offset, over time, the impact of dilution caused by issuing shares through the exercise of stock options, our dividend reinvestment plan and convertible shares.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares after January 1, 2006, including dividends paid in BMO’s first and second quarter of fiscal 2007, as “eligible dividends”. Similarly, BMO designates all dividends (including deemed dividends) paid thereafter on BMO’s common and preferred shares as “eligible dividends”, unless BMO indicates otherwise.
Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of May 16, 2007	Canadian dollar amount

Common shares	499,832,000
Class B Preferred Shares
Series 5	$200,000
Series 13	$350,000
Convertible into common shares:
Class B Preferred Shares
Series 4	$200,000
Series 6	$250,000
Series 10	$396,000
Stock options
– vested	19,139,000
– non-vested	3,350,000

Details on share capital are outlined in Notes 20 and 21 to the audited financial statements on pages 118 and 119 and the table on page 59 in the Annual MD&A included in the 2006 Annual Report.
Credit Rating
On May 17, 2007, Standard & Poor’s Ratings Services placed its ratings on Bank of Montreal (BMO) and its related subsidiaries, including the current AA- senior debt rating, on CreditWatch with negative implications. S&P plans to conduct a review of our trading operations and trading risk management. During the quarter, our credit rating as measured by Moody’s senior debt rating was upgraded from Aa3 to Aa1 with a stable outlook, due to a change in Moody’s methodology. Both credit ratings are indicative of high grade, high quality issues.
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investments on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally available only to preferred customers.
      Preferred rate loan agreements were discussed in Note 26 of the audited consolidated financial statements on page 128 of the 2006 Annual Report. There have been no amounts advanced under these preferred rate loan agreements in fiscal 2007, except for mortgage loans related to staff transfers we initiated.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance-sheet arrangements that we enter into are credit instruments and VIEs, which were described on pages 60 and 61 of the 2006 Annual Report. There were no significant changes to these off-balance-sheet arrangements during the six months ended April 30, 2007.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2006 audited consolidated financial statements outline our significant accounting policies. Note 2 to the unaudited interim consolidated financial statements for the period ended April 30, 2007 describes changes to our accounting policies.
      Pages 62 to 64 of the 2006 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

14 • BMO Financial Group Second Quarter Report 2007

Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
On November 1, 2006, we adopted the CICA’s new accounting requirements for securities, hedging derivatives and certain other financial instruments. Under these new rules, we are required to measure certain securities and hedging derivatives at fair value and include a new section in Shareholders’ Equity, called Other Comprehensive Income, to report unrealized gains or losses related to: certain available-for-sale securities, cash flow hedges and foreign exchange gains or losses on our net investment in foreign operations.
      Certain of our investment securities (referred to as available-for-sale securities) are recorded at fair value under the new rules; however, the requirements for recognizing gains or losses in net income are unchanged. Unrealized gains or losses are deferred in Other Comprehensive Income until the securities are sold or there is impairment that is other than temporary. It is only at that time that any gain or loss is recorded in net income. Securities whose sale is restricted or that are not traded in an active market are also included in available-for-sale securities, but continue to be recorded at cost.
      All of our hedging derivatives are recorded at fair value under the new rules, but changes in fair value only impact net income to the extent that they do not perfectly offset changes in the fair value of the item that we are hedging, i.e. ‘hedge ineffectiveness’. Any hedge ineffectiveness would be recorded in net income. Our hedging programs are such that hedges should very closely match the items that we hedge and, as a result, we would not expect a significant amount of hedge ineffectiveness to arise.
      Unrealized gains and losses on equity securities included in Other Comprehensive Income are now included in our Tier 1 and total capital ratios. The impact was insignificant at April 30, 2007 and January 31, 2007. Foreign exchange gains or losses related to our net investment in foreign operations, which were reported in Shareholders’ Equity in prior periods as well, continue to be included in the determination of our capital ratios.
      Accumulated Other Comprehensive Income is included in Shareholders’ Equity for purposes of calculating return on equity, resulting in an insignificant increase in the return.
      For details of the specific accounting changes and related impacts, refer to Note 2 in the unaudited consolidated financial statements.

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q2-2007

	Q2-2007					YTD-2007
				Corporate					Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BCM	including T&O	Total BMO	P&C	PCG	BCM	including T&O	Total BMO

Net interest income (teb)	926	153	255	(87)	1,247	1,872	304	487	(181)	2,482
Non-interest revenue	519	365	395	45	1,324	967	720	370	137	2,194

Total revenue (teb)	1,445	518	650	(42)	2,571	2,839	1,024	857	(44)	4,676
Provision for (recovery of) credit losses	90	—	19	(50)	59	179	1	39	(108)	111
Non-interest expense	838	359	395	22	1,614	1,662	718	723	49	3,152
Restructuring charge	—	—	—	—	—	—	—	—	135	135

Total non-interest expense	838	359	395	22	1,614	1,662	718	723	184	3,287
Income before income taxes and non- controlling interest in subsidiaries	517	159	236	(14)	898	998	305	95	(120)	1,278
Income taxes (teb)	166	58	37	(53)	208	326	109	(86)	(128)	221
Non-controlling interest in subsidiaries	—	—	—	19	19	—	—	—	38	38

Net income Q2-2007	351	101	199	20	671	672	196	181	(30)	1,019

Net income Q1-2007	321	95	(18)	(50)	348

Net income Q2-2006	289	97	247	18	651	584	188	469	16	1,257

Other statistics

Net economic profit	185	73	65	(34)	289	341	137	(91)	(135)	252
Return on equity	22.3%	36.1%	15.9%	nm	18.3%	21.1%	34.4%	6.7%	nm	13.7%
Cash return on equity	22.9%	36.5%	15.9%	nm	18.5%	21.7%	34.8%	6.8%	nm	14.0%
Productivity ratio (teb)	58.0%	69.3%	60.6%	nm	62.8%	58.6%	70.1%	84.2%	nm	70.3%
Cash productivity ratio (teb)	57.3%	69.0%	60.5%	nm	62.3%	57.8%	69.8%	84.1%	nm	69.8%
Net interest margin on earning assets (teb)	2.77%	10.25%	0.67%	nm	1.71%	2.78%	10.00%	0.64%	nm	1.70%
Average common equity	6,296	1,142	4,913	nm	14,772	6,244	1,135	4,909	nm	14,694
Average earning assets ($ billions)	137.0	6.2	156.7	(1.0)	298.9	135.9	6.1	152.9	(1.0)	293.9
Full-time equivalent staff	19,881	4,308	2,239	9,176	35,604

nm – not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2007.
     Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.

Note 10 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

BMO Financial Group Second Quarter Report 2007 • 15

Personal and Commercial Banking

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2007	vs. Q2-2006		vs Q1-2007		YTD-2007		vs. YTD-2006

Net interest income (teb)	926	39	4%	(20)	(2%)	1,872	74	4%
Non-interest revenue	519	82	19%	71	16%	967	120	14%

Total revenue (teb)	1,445	121	9%	51	4%	2,839	194	7%
Provision for credit losses	90	4	5%	1	1%	179	7	4%
Non-interest expense	838	40	5%	14	2%	1,662	79	5%

Income before income taxes and non-controlling interest in subsidiaries	517	77	18%	36	8%	998	108	12%
Income taxes (teb)	166	15	10%	6	3%	326	20	6%
Non-controlling interest in subsidiaries	—	—	—	—	—	—	—	—

Net income	351	62	22%	30	10%	672	88	15%

Amortization of intangible assets (after tax)	9	2	18%	1	12%	17	2	10%

Cash net income	360	64	22%	31	10%	689	90	15%

Return on equity	22.3%		3.0%		2.3%	21.1%		1.9%
Cash return on equity	22.9%		3.1%		2.4%	21.7%		2.0%
Productivity ratio (teb)	58.0%		(2.3%)		(1.1%)	58.6%		(1.3%)
Cash productivity ratio (teb)	57.3%		(2.3%)		(1.1%)	57.8%		(1.4%)
Net interest margin on earning assets (teb)	2.77%		(0.03%)		(0.01%)	2.78%		(0.04%)
Average earning assets	137,045	7,061	5%	2,213	2%	135,920	7,191	6%

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2007	vs. Q2-2006		vs Q1-2007		YTD-2007	vs. YTD-2006

Net interest income (teb)	735	35	5%	(25)	(3%)	1,495	69	5%
Non-interest revenue	474	77	20%	68	17%	880	113	15%

Total revenue (teb)	1,209	112	10%	43	4%	2,375	182	8%
Provision for credit losses	81	2	3%	1	—	161	4	3%
Non-interest expense	655	31	5%	6	1%	1,304	56	4%

Income before income taxes and non-controlling interest in subsidiaries	473	79	20%	36	8%	910	122	16%
Income taxes (teb)	149	16	14%	4	4%	294	29	11%
Non-controlling interest in subsidiaries	—	—	—	—	—	—	—	—

Net income	324	63	24%	32	11%	616	93	18%

Amortization of intangible assets (after tax)	3	—	—	1	6%	5	—	—

Cash net income	327	63	24%	33	11%	621	93	18%

Personal, Insurance & Other revenue	637	66	12%	47	8%	1,227	84	7%
Commercial revenue	331	17	6%	(6)	(2%)	668	40	6%
Cards revenue	241	29	14%	2	1%	480	58	14%
Productivity ratio (teb)	54.2%		(2.8%)		(1.5%)	54.9%		(2.0%)
Cash productivity ratio (teb)	54.0%		(2.8%)		(1.5%)	54.7%		(2.1%)
Net interest margin on earning assets (teb)	2.64%		0.02%		(0.03%)	2.65%		0.01%
Average earning assets	114,063	4,238	4%	909	1%	113,601	4,880	4%

16 • BMO Financial Group Second Quarter Report 2007

Q2 2007 vs Q2 2006
Net income increased $63 million or 24%, as revenue growth outpaced expense growth by 5.4 percentage points.
     Revenue rose $112 million or 10%. In our personal business, revenues increased $66 million or 12%, driven by strong volume growth in personal loans, higher securitization revenue and increased sales of term investment products and mutual funds. The current quarter also benefited from a $26 million ($23 million after tax) insurance gain.
     Personal loan growth was a strong 9.5% and we increased market share 16 basis points from the prior year to 10.57%. Mortgage growth has slowed due to our decision to focus on relationship-focused branch originated mortgages over our third party mortgage portfolio and broker balances, which are declining. Mortgage market share declined 101 basis points from a year ago to 13.08. We anticipate market share stabilizing and growing over time as we increase the size of our specialized sales force. Personal deposits declined 3.1%, resulting in a 60 basis points loss of market share from the prior year to 11.84%. We are focusing on core deposit growth by simplifying our product offers and account opening processes as well as improving our overall customer experience.
     In our commercial banking segment, revenues increased $17 million or 5.5%. The current quarter benefited from volume growth and a $14 million ($9 million after tax) investment security gain, partially offset by the impact of competitive pressure on commercial net interest margins. Commercial loans grew 6.7% from a year ago. BMO continues to rank second in Canadian business banking market share at 18.80% and we increased our market share by 14 basis points. Our objective is to be the market leader. In the $1 to $5 million loan segment, there was loan growth of 7.4% and market share growth of 34 basis points from a year ago.
     Cards & payment service revenues increased $29 million or 14% due to cards loan growth and increased transaction volumes. Net interest margin improved by 2 basis points due to volume growth in high spread products and the positive impact of pricing actions in our premium rate savings deposit account, partially offset by the impact of competitive pressures on commercial product margins and asset growth outpacing deposit growth.
     Non-interest expense was up $31 million or 4.8% due to the addition of front-line sales and service staff in the latter half of 2006, higher employee-related costs as a result of increased cards volume and higher depreciation associated with last year’s initiatives. The cash productivity ratio improved 284 basis points.
There was solid growth in average loans and acceptances which, including securitized loans, increased $6.1 billion or 5.2% from the second quarter of 2006, while personal and commercial deposits grew $1.6 billion or 3.7%.
Q2 2007 vs Q1 2007
Net income increased $32 million or 11%.
     Revenue increased $43 million or 3.6%. The current quarter benefited from the insurance and investment security gains. Revenue increases in securitization, cards and insurance, as well as increased sales of term deposits and mutual funds were largely offset by the impact of three fewer calendar days and lower net interest margins. Net interest margin fell by 3 basis points due to competitive pressures on our commercial products as well as asset growth that outpaced deposit growth. Improved spread in mortgages partially offset the downward pressure.
     Non interest expense increased $6 million or 0.8%, due to higher depreciation and higher processing and employee-related costs in the cards business, partially offset by the impact of fewer calendar days in the current quarter.
     Average loans and acceptances, including securitized loans, increased $1.2 billion or 1.0% from the first quarter, while personal and commercial deposits declined $0.3 billion or 0.6%.
     In the personal banking segment, there was growth in most products, particularly in personal loans and cards. As a result, we increased personal loan market share 6 basis points from the first quarter, while mortgage market share declined 28 basis points. Personal deposits market share decreased 22 basis points from the first quarter.
     Business banking loan market share increased 23 basis points from the first quarter and, in the $1 to $5 million loan segment, there was market share growth of 25 basis points.
Q2 YTD 2007 vs Q2 YTD 2006
Net income increased $93 million or 18%, as revenue growth outpaced expense growth by 3.8 percentage points.
     Revenue rose $182 million or 8.3%, led by volume-based growth in commercial deposits, cards, and personal and commercial loans, as well as higher revenue from securitization and card transaction fees and increased sales of term deposits and mutual funds. The current year also benefited from the insurance and investment security gain. Net interest margin improved by 1 basis point as the positive impact of pricing actions in our premium rate savings deposit account and volume growth in high-spread products were largely offset by competitive pressures on commercial products and asset growth outpacing deposit growth.
     Non-interest expense increased $56 million or 4.5% due to higher employee-related costs, resulting from an expansion of our front-line and service staff in the latter half of 2006, higher depreciation associated with last year’s initiatives and increased costs related to cards and personal losses. The cash productivity ratio improved 205 basis points.

BMO Financial Group Second Quarter Report 2007 • 17

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2007	vs. Q2-2006		vs Q1-2007		YTD-2007	vs. YTD-2006

Net interest income (teb)	191	4	3%	5	3%	377	5	1%
Non-interest revenue	45	5	10%	3	7%	87	7	8%

Total revenue (teb)	236	9	4%	8	4%	464	12	3%
Provision for credit losses	9	2	23%	—	—	18	3	19%
Non-interest expense	183	9	6%	8	5%	358	23	7%

Income before income taxes and non-controlling interest in subsidiaries	44	(2)	(6%)	—	—	88	(14)	(15%)
Income taxes (teb)	17	(1)	(17%)	2	2%	32	(9)	(25%)
Non-controlling interest in subsidiaries	—	—	—	—	—	—	—	—

Net income	27	(1)	(4%)	(2)	(4%)	56	(5)	(7%)

Amortization of intangible assets (after tax)	6	2	19%	—	—	12	2	9%

Cash net income	33	1	5%	(2)	(1%)	68	(3)	(4%)

Productivity ratio (teb)	77.7%		1.3%		0.9%	77.3%		3.3%
Cash productivity ratio (teb)	74.1%		0.9%		0.6%	73.8%		3.0%
Net interest margin on earning assets (teb)	3.38%		(0.37%)		(0.02%)	3.39%		(0.34%)
Average earning assets	22,982	2,823	14%	1,304	6%	22,319	2,311	12%

U.S. Select Financial Data (US$ in millions)

Net interest income (teb)	167	3	2%	7	5%	327	3	1%
Non-interest revenue	39	3	9%	3	9%	75	5	7%

Total revenue (teb)	206	6	3%	10	5%	402	8	2%
Non-interest expense	161	8	5%	11	7%	311	19	7%
Net Income	24	(1)	(4%)	(1)	(3%)	49	(4)	(8%)

Average assets	21,699	2,477	13%	1,465	7%	20,954	1,994	11%

Q2 2007 vs Q2 2006
Net income decreased $1 million from a year ago. First National Bank and Trust’s (FNBT) activities are included in our results for the full three months effective this quarter. We were pleased with FNBT’s results, which, before integration costs, contributed to net income. Including integration, FNBT’s results were breakeven, reflecting $16 million of revenue, $11 million of operating costs and intangible amortization and $5 million of integration costs.
     Revenue rose $9 million or 3.8%. The increase was primarily driven by the acquisition of FNBT as well as loan and deposit growth excluding FNBT of US$1.4 billion, or 8.6%, and US$0.5 billion, or 3.4%, respectively. These factors were mitigated by competitive pressures on pricing and customers’ preferences shifting from higher-spread to lower-spread loan and deposit products, resulting in a 37 basis point decline in net interest margin. Asset growth has continued to outpace deposit growth, contributing modestly to lower net interest margin.
     Non-interest expense increased $9 million or 5.6% due to FNBT operating costs. Our cash productivity ratio deteriorated 85 basis points to 74.1%. Management is focused on controlling expense growth through reducing personnel costs, slowing branch expansion and other initiatives.
Q2 2007 vs Q1 2007
Net income fell $2 million or 3.9%.
     Revenue increased $8 million or 3.8%, primarily due to the acquisition of FNBT. Loan growth continued but at a slower pace, as loans increased US$0.3 billion or 1.6% (excluding FNBT). Deposit growth (excluding FNBT) was flat. Net interest margin declined 2 basis points but is stabilizing. Revenue was affected by competitive pressures on pricing, while customer preferences continued to shift balances from higher-spread to lower-spread products.
     Non-interest expense increased $8 million or 5.1%. Excluding FNBT operating and integration costs, expenses were down slightly.
     Our Retail Net Promoter Score, a measure of the strength of customer loyalty, increased to 41% from 40% at the end of the first quarter.
     We recently completed the conversion of FNBT into our operating model and brand with minimal customer impact. Further FNBT integration costs are expected this year, primarily in the third quarter. We also established a commercial lending office in the attractive Milwaukee market.

18 • BMO Financial Group Second Quarter Report 2007

Q2 YTD 2007 vs Q2 YTD 2006
Net income decreased $5 million or 7.0%.
     Revenue rose $12 million or 2.5%. Increased revenue was driven by the acquisition of FNBT and loan and deposit growth. Excluding FNBT, loans grew US$1.7 billion or 11% and deposits grew US$0.6 billion or 4.3%. These factors were mitigated by competitive pressures on pricing and customers’ preferences shifting from higher-spread to lower-spread deposit products, resulting in a 34 basis point decline in net interest margin. Loan spreads were down but are expected to stabilize for the balance of the year. Asset growth has continued to outpace deposit growth, contributing to lower net interest margin.
     Non-interest expense increased $23 million or 7.0%. FNBT, employee costs, operating costs for our new branch technology platform, new branches and property maintenance costs contributed to the increase but were partially offset by the timing of acquisition integration costs. As a result of expense growth exceeding revenue growth, our cash productivity ratio deteriorated by 301 basis points.

P&C U.S. Adjusted to Include U.S.-Based Mid-Market Business*

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2007	vs. Q2-2006		vs Q1-2007		YTD-2007	vs. YTD-2006

Revenue (teb)	315	(14)	(5%)	(1)	—	631	(30)	(5%)
Net income	47	(12)	(16%)	(5)	(7%)	99	(24)	(19%)
Productivity ratio	71.2%		7.0%		1.6%	70.4%		5.9%

* The above disclosures are non-GAAP measures. Please refer to the Non-GAAP Measures section.

U.S. Mid-Market Banking Business
P&C U.S. net income represented 7.8% of Personal and Commercial Banking net income in the second quarter of 2007, compared with 9.7% in the prior year and 9.0% in the first quarter. BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its BMO Capital Markets operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in P&C U.S. on a pro-forma basis. The table reflects the inclusion of $79 million of corporate mid-market revenue and $20 million of net income in U.S. results for the quarter.
     If results of the U.S. mid-market banking unit were included in P&C U.S.’s results, the productivity ratio for this quarter would be 71.2%, compared with 77.7% as currently reported. On a similarly adjusted basis, net income from U.S. operations would represent 12.8% of Personal and Commercial Banking’s earnings for the quarter, compared with 7.8% as currently reported. Revenue from U.S. operations would represent 20.7% of the Group’s revenue for the quarter, compared with 16.4% as currently reported.

BMO Financial Group Second Quarter Report 2007 • 19

Private Client Group (PCG)

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2007		vs. Q2-2006		vs Q1-2007	YTD-2007	vs. YTD-2006

Net interest income (teb)	153	15	11%	2	2%	304	28	10%
Non-interest revenue	365	16	5%	10	3%	720	45	7%

Total revenue (teb)	518	31	7%	12	3%	1,024	73	8%
Provision for credit losses	—	—	—	(1)	(100%)	1	—	—
Non-interest expense	359	23	7%	—	—	718	55	8%

Income before income taxes	159	8	6%	13	9%	305	18	6%
Income taxes (teb)	58	4	6%	7	10%	109	10	9%

Net income	101	4	5%	6	8%	196	8	5%

Amortization of intangible assets (after tax)	1	—	—	—	—	2	—	—

Cash net income	102	4	5%	6	8%	198	8	4%

Return on equity	36.1%		1.9%		3.4%	34.4%		1.8%
Cash return on equity	36.5%		1.8%		3.4%	34.8%		1.8%
Productivity ratio (teb)	69.3%		0.3%		(1.6%)	70.1%		0.4%
Cash productivity ratio (teb)	69.0%		0.3%		(1.6%)	69.8%		0.4%
Net interest margin on earning assets (teb)	10.25%		0.19%		0.50%	10.00%		0.03%
Average earning assets	6,151	516	9%	23	1%	6,139	548	10%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	60	2	4%	1	3%	119	(2)	(2%)
Non-interest expense	56	(1)	(1%)	(4)	(5%)	116	—	—
Net Income	2	1	+100%	2	+100%	2	(3)	(56%)
Cash net income	3	1	50%	3	+100%	3	(3)	(46%)
Average assets	2,071	(31)	(1%)	24	1%	2,059	(65)	(3%)

Q2 2007 vs Q2 2006
Net income increased $4 million or 5.2%.
     Revenue increased $31 million or 6.5%. Net interest income increased due primarily to higher spread and deposit balances in term investment products and BMO InvestorLine. Non-interest revenue increased due to higher fee-based revenue in Full-Service Investing, higher trust and investment revenue in North American Private Banking and higher fee-based revenue in mutual funds.
     Non-interest expense increased $23 million or 6.9% primarily due to higher revenue-based costs and continued investment in the sales force, new products, technology and infrastructure to deepen client relationships and drive future revenue growth. The cash productivity ratio deteriorated by 29 basis points due to the increased investment spending.
     The Group’s $300 billion of assets under management and administration, including term deposits, increased $27 billion or 10%, year-over-year.
Q2 2007 vs Q1 2007
Net income increased $6 million or 7.9%.
     Revenue increased $12 million or 2.6%. Non-interest revenue rose, due primarily to higher trust and investment revenue in North American Private Banking and a $7 million gain on the sale of Montreal Stock Exchange common shares.
     Non-interest expense was relatively unchanged. Revenue-based costs increased in the current quarter. The prior quarter included a charge for stock-based compensation awards granted to employees eligible to retire. The cash productivity ratio improved 165 basis points.
Q2 YTD 2007 vs Q2 YTD 2006
Net income increased $8 million or 4.7%.
     Revenue increased $73 million or 7.7%, driven by higher revenue across all lines of business.
     Non-interest expense increased $55 million or 8.3%. Expenses increased primarily due to higher revenue-based costs and increased investment spending to drive future revenue growth.
     The cash productivity ratio deteriorated by 42 basis points.

20 • BMO Financial Group Second Quarter Report 2007

BMO Capital Markets

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2007		vs. Q2-2006		vs Q1-2007	YTD-2007	vs. YTD-2006

Net interest income (teb)	255	80	47%	23	10%	487	105	28%
Non-interest revenue	395	(157)	(28%)	420	+100%	370	(718)	(66%)

Total revenue (teb)	650	(77)	(10%)	443	+100%	857	(613)	(42%)
Provision for credit losses	19	(1)	(1%)	(1)	(4%)	39	(1)	(1%)
Non-interest expense	395	(11)	(3%)	67	20%	723	(103)	(13%)

Income (loss) before income taxes	236	(65)	(21%)	377	+100%	95	(509)	(84%)
Income taxes (recovery) (teb)	37	(17)	(28%)	160	+100%	(86)	(221)	(+100%)

Net income	199	(48)	(19%)	217	+100%	181	(288)	(62%)

Amortization of intangible assets (after tax)	—	—	—	—	—	—	(1)	(100%)

Cash net income	199	(48)	(19%)	217	+100%	181	(289)	(62%)

Trading Products revenue	185	(172)	(48%)	361	+100%	9	(734)	(99%)
Investment and Corporate Banking and Other revenue	465	95	26%	82	21%	848	121	17%
Return on equity	15.9%		(6.2%)		18.0%	6.7%		(13.9%)
Cash return on equity	15.9%		(6.2%)		18.0%	6.8%		(13.8%)
Productivity ratio (teb)	60.6%		4.7%		nm	84.2%		nm
Cash productivity ratio (teb)	60.5%		4.6%		nm	84.1%		nm
Net interest margin on earning assets (teb)	0.67%		0.08%		0.05%	0.64%		—
Average earning assets	156,744	36,339	30%	7,491	5%	152,936	33,615	28%

U.S. Select Financial Data (US$ in millions)
Revenue	153	(151)	(50%)	325	+100%	(19)	(634)	(+100%)
Non-interest expense	150	(7)	(4%)	12	9%	288	(37)	(11%)
Net Income	1	(85)	(99%)	168	+100%	(166)	(334)	(+100%)
Average assets	72,689	23,720	48%	6,282	10%	69,497	20,043	41%

nm not meaningful

Q2 2007 vs Q2 2006
Net income decreased $48 million or 19%. Results were affected by $171 million of commodities trading losses ($90 million after tax and reduced performance-based compensation). Adjusted for those items, net income increased $42 million or 17%.
     Revenue fell $77 million or 10%. Trading Products revenue fell $172 million or 48%. Excluding the commodities trading losses in the quarter, revenue rose $94 million or 13%. There were higher equity trading revenues, equity new issue fees and commission revenues. Investment and Corporate Banking & Other revenue increased $95 million or 26%, due to higher equity underwriting activity, and higher mergers and acquisitions fees. Corporate banking assets increased, but the impact was partially offset by lower spreads. Loan fees, net investment securities gains and collections on previously-impaired loans were also higher but these factors were partially offset by lower debt underwriting activity.
     Net interest income improved due to higher trading net interest income, the impact of higher corporate banking assets and higher cash collections on previously-impaired loans. Net interest margin improved 8 basis points.
     Non-interest expense decreased $11 million or 2.8%, due to lower performance-based compensation. The Group’s cash productivity ratio deteriorated due to the commodities trading losses.
     The effective tax rate was low in the second quarter. The commodities trading losses were attributable to our U.S. business and, as such, are recoverable at a relatively higher tax rate. The group’s other income attracts income taxes at a lower tax rate overall, resulting in a lower effective tax rate.
     Results from U.S. operations deteriorated due to the commodities trading losses.
Q2 2007 vs Q1 2007
Net income increased $217 million. First quarter results were affected by $509 million of commodities trading losses ($237 million after tax and reduced performance-based compensation). Adjusted for the net impact of those items in both periods, net income rose $70 million or 32%.
     Revenue increased $443 million on a reported basis, but by $105 million or 15% excluding the commodities trading losses in both periods. There were increases in underwriting activity, merger and acquisition fees, commissions and collections on previously-impaired loans. Corporate banking assets also increased but that impact was partially offset by slightly lower spreads. Revenues were negatively affected by lower equity trading revenues and lower net investment securities gains.
     Non-interest expense was $67 million or 20% higher, due to increased performance-based compensation.
     The tax recovery in the first quarter is high relative to the net loss because of the significance of the commodities trading losses.
Q2 YTD 2007 vs Q2 YTD 2006
Net income decreased $288 million or 62%. Adjusted for the net impact of the commodities trading losses, net income rose $39 million or 8.1%.
     Revenue fell $613 million or 42% due to the commodities trading losses. Excluding the commodities trading losses, revenue increased $67 million. Revenues were also negatively affected by reduced interest rate trading revenues and lower debt underwriting activity. These factors were partially offset by higher equity trading revenues, increased equity underwriting activity and higher mergers and acquisitions fees. Commissions increased, as did loan fees, net investment securities gains and cash collections on previously-

BMO Financial Group Second Quarter Report 2007 • 21

impaired loans. Corporate banking assets also increased but that impact was partially offset by slightly lower spreads.
     Net interest income increased due to higher trading net interest income, higher corporate banking assets and cash collections on previously impaired loans. This was partially offset by reduced spreads on corporate loans in the competitive environment. Net interest margin declined 10 basis points.
     Non-interest expense decreased $103 million or 13%, due to lower performance-based compensation. The Group earned income before income taxes in the current year-to-date, but results included an income tax recovery, because of the taxation of the commodities trading losses relative to the Group’s other taxable income, as outlined in the foregoing quarterly discussions.
Mid-Market Business
Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$100 million to US$1.5 billion. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of P&C U.S. are included in that operating segment’s section of the MD&A.

Corporate Services, Including Technology and Operations

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q2-2007		vs. Q2-2006		vs Q1-2007	YTD-2007		vs. YTD-2006

Net interest income (teb)	(87)	(30)	(57%)	7	4%	(181)	(81)	(83%)
Non-interest revenue	45	23	+100%	(47)	(50%)	137	88	+100%

Total revenue (teb)	(42)	(7)	(25%)	(40)	(+100%)	(44)	7	11%
Provision for (recovery of) credit losses	(50)	(10)	(27%)	8	11%	(108)	(13)	(15%)
Non-interest expense	22	2	17%	(5)	(17%)	49	(19)	(27%)
Restructuring charge	—	—	—	(135)	(100%)	135	135	100%

Total non-interest expense	22	2	17%	(140)	(86%)	184	116	+100%
Income before income taxes and non-controlling interest in subsidiaries	(14)	1	7%	92	87%	(120)	(96)	(+100%)
Income taxes (recovery) (teb)	(53)	(1)	(2%)	22	32%	(128)	(50)	(67%)
Non-controlling interest in subsidiaries	19	—	—	—	—	38	—	—

Net income (loss)	20	2	1%	70	+100%	(30)	(46)	(+100%)

U.S. Select Financial Data (US$ in millions)
Revenue	(28)	(15)	(+100%)	(15)	(+100%)	(41)	(1)	(4%)
Provision for (recovery of) credit losses	(16)	(7)	(67%)	4	13%	(36)	(9)	(31%)
Non-interest expense	1	(1)	(50%)	7	+100%	(5)	(10)	+100%
Restructuring charge	—	—	—	(18)	(+100%)	18	18	100%

Total non-interest expense	1	(1)	(50%)	(11)	(95%)	13	8	+100%
Income taxes (recovery)	1	4	+100%	1	+100%	1	19	+100%
Net income (loss)	(18)	(11)	(+100%)	(8)	(96%)	(28)	(19)	(+100%)

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
     Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and BCM) and only relatively minor variance amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
     Net income in the quarter was $20 million, relatively unchanged from the second quarter a year ago.
     Net income increased $70 million from the first quarter. Excluding the restructuring charge, net income declined $18 million. The decrease was attributable to lower revenues, resulting from the favourable impact in the first quarter of mark-to-market gains on certain interest rate hedging derivatives.
     Net income for the year to date fell $46 million from a year ago. Excluding the restructuring charge, net income increased $42 million due to reductions in provisions for credit losses, expenses and income taxes.

22 • BMO Financial Group Second Quarter Report 2007

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 23, 2007 at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or
1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Wednesday, June 6, 2007 by calling 416-641-2196 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 7573.
     A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 27, 2007.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Karen Maidment, Chief Financial and Administrative Officer,
karen.maidment@bmo.com, 416-867-6776
Corporate Secretary
Sharon Sandall, Acting Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
February 2007 $72.15
March 2007 $71.42
April 2007 $71.28

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com

For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
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BMO Financial Group Second Quarter Report 2007 • 23